Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado, 80301

September 12, 2014

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Facsimile (202) 813-6966

Re:          Array BioPharma Inc.

Registration Statement on Form S-3

Registration No. 333-189048

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Array BioPharma Inc., a Delaware corporation (“Array”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:00 p.m. (Eastern time) on September 15, 2014, or as soon thereafter as practicable.

In connection with this request for acceleration, Array acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Array from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Array may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Array BioPharma Inc.

By:	/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:                           Matthew Jones, SEC, Division of Corporation Finance